Room 4561

May 21, 2010

Robert E. Beauchamp
Chairman, President, and Chief Executive Officer
BMC Software, Inc.
2101 CityWest Boulevard
Houston, TX 77042

> **Re:** **BMC Software, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2010**
> **File No. 001-16393**

Dear Mr. Beauchamp:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel